

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 29, 2010

Room 4631

Joseph J. Sum
Vice President and Chief Financial Officer
Continental Materials, Inc.
200 South Wacker Drive Suite 4000
Chicago, IL 60606

        Re: **Continental Materials, Inc.**
                 Form 10-K for Fiscal Year Ended January 3, 2009
                 Form 10-Q for the Fiscal Quarter Ended July 4, 2009
                 File No. 001-03834

Dear Mr. Sum:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Terence O'Brien
                                  Accounting Branch Chief